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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2003

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐        No ☒

        (If"Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

BINDING RESTRUCTURING AGREEMENT REACHED WITH KEY STAKEHOLDERS

BRIDGE FACILITY EXECUTED

VANTICO GROUP S.A.
société anonyme
25A, Boulevard Royal L-2449 Luxembourg
R.C. Luxembourg B.72.959

€250,000,000 12% Senior Notes Due 2010
(ISINs: XS0114841231; XS0114844334 and XS0122610636 for the Regulation S, Rule 144A and SEC-Registered Global Notes, respectively)

        Luxembourg, 23rd April 2003—Vantico Group S.A. (together with Vantico International S.A., "Vantico" or the "Company") announces that it has reached a binding agreement with the ad hoc committee (the "Committee") of holders of the Company's 12% Senior Subordinated Notes due 2010 (the "Senior Notes") and the Company's principal private equity sponsor, Morgan Grenfell Private Equity ("MGPE") regarding the terms of a balance sheet restructuring (the "Restructuring"). The key terms of the agreement reached with the Committee and MGPE are set out below.

        Furthermore, the Company has now entered into a bridge facility with the Committee (the "Committee Bridge") enabling the Company, subject to certain conditions, to draw up to CHF50 million between today and the date of completion of the Restructuring. The Company believes that, given the recent trading environment and based upon current working capital levels, this facility should adequately address the Company's liquidity requirements through the remaining restructuring process.

        As the Company announced in its press release dated 29th January 2003, immediately following completion of the proposed restructuring MatlinPatterson Global Opportunities Partners, L.P. ("MatlinPatterson"), a member of the Committee, is expected to become the majority shareholder of the restructured Vantico. The Company has been notified that MatlinPatterson intends to transfer its equity interest in the restructured Vantico to the Huntsman group of companies ("Huntsman"). Vantico expects to benefit from operational and management synergies between Huntsman and the Company.

        Helmut Strametz, Chief Executive Officer of Vantico, said:

        "We are delighted to announce the completion of this important step in our financial restructuring. All parties have worked hard to put in place a framework which will lead to a significant reduction in the debt burden currently borne by the Company. This will provide the financial strength and flexibility the Company requires to pursue the opportunities present in the markets and to better service its customers."

        Peter R. Huntsman, Chief Executive Officer of Huntsman, said:

        "We are pleased our partner MatlinPatterson has achieved this milestone in Vantico's financial restructuring. Vantico is globally recognized as an innovator in the specialty chemicals industry, with high quality products and strong growth prospects driven by its leading technology position, excellent application know-how and reputation for providing innovative customer solutions. The specialty nature of Vantico's business would complement Huntsman's existing specialty businesses in polyurethanes, performance chemicals and surfactants. We are delighted to be working with Vantico and MatlinPatterson toward integrating Vantico into Huntsman and welcoming the Vantico associates to the Huntsman group of companies."

        The key terms of the proposed restructuring are as follows:

Senior debt refinancing (the "Refinancing")

        The Company has now signed commitment letters from two providers of finance. This is expected to result in the restructured Company securing approximately $325 million of new debt finance upon closing of the Restructuring, subject to satisfaction of certain conditions precedent. This new debt finance, together with the proceeds arising from the new share issue described below, will be used to fully repay the Company's existing senior indebtedness. In addition, the two providers of finance have agreed, subject to certain conditions, to provide adequate liquidity lines immediately upon closing.

        The Refinancing is conditional on, inter alia, the successful closing of the debt exchange offers described below.

The Senior Notes

        All holders of the Senior Notes will be invited to exchange their Notes for ordinary shares in a new holding company for the Vantico group of companies. The holders of the Senior Notes and MGPE, in its capacity as the provider of the short term bridge facility lent to Vantico Group S.A. during 2002 (the "Group Bridge" which amounts to CHF25 million and ranks pari passu with the Senior Notes), will be entitled to receive their pro-rata share, based on principal value, of 95% of the ordinary share capital of the new holding company.

        Alternatively, holders of the Senior Notes will be offered a cash alternative in lieu of shares equivalent to €300 per €1,000 of principal value of the Senior Notes outstanding. The members of the Committee, who will be funding the cash alternative, have undertaken not to accept the cash alternative in respect of their holdings of Senior Notes.

        The remaining 5% of the ordinary share capital of the new holding company will be offered to holders of the PIK Notes due 2011 and holders of existing equity in Vantico Holding S.A., as described below.

The PIK Notes due 2011 (the "PIK Notes")

        Subject to agreement being reached with the stakeholders of Vantico Holding S.A., all holders of the PIK Notes, issued by Vantico Holding S.A., will be invited to exchange their PIK Notes for ordinary shares in the new holding company. The holders will be entitled to exchange their PIK Notes for their pro-rata share, based on principal value of the PIK Notes outstanding, of 2.5% of the ordinary share capital of the new holding company.

        Alternatively, the holders of the PIK Notes will be offered a cash alternative in lieu of shares equivalent to up to €20 per €1,000 of principal value outstanding. The cash alternative to the holders of the PIK Notes will also be separately funded by the Committee.

Existing shareholders

        Subject to agreement being reached with the stakeholders of Vantico Holding S.A., the existing shareholders of Vantico Holding S.A. together with MGPE, in its capacity as the provider of the bridge facility lent to Vantico Holding S.A. in 2002 (the "Holding Bridge", amounting to CHF50 million and subordinated to the PIK Notes), will be entitled to exchange their existing investment in the Vantico Holding S.A. for their pro-rata share, based on amount invested to date, of 2.5% of the ordinary share capital of the new holding company.

        A new shareholder agreement has been negotiated which will provide certain shareholder protections to minority shareholders in the restructured Vantico.

        For illustrative purposes the following table sets out the possible equity holdings immediately prior to the New Share Issue and Committee Bridge equitisation (described below) assuming that all parties entitled to take ordinary shares in the new holding company elect to do so.

Stakeholder	Pre New Share Issue
% of total(1)
The Committee	65.1%
Other holders of Senior Notes	23.9%
Group Bridge provider	6.0%
Holders of PIK Notes	2.5%
Holding Bridge provider	0.2%
Existing shareholders	2.3%
Total	100%

1.
Assuming an exchange rate of CHF1.4625 to €1. Final exchange rates will be determined three working days before closing of the Restructuring

New share issue

        Simultaneous with the debt exchange offers described above, those stakeholders in the Company who elect to receive ordinary shares in the new holding company will be invited to subscribe for their pro-rata share of a new ordinary share issue (the "New Share Issue"). The New Share Issue will raise CHF150 million and is expected to purchase 61.85% of the ordinary share capital of the new holding company following the new Share Issue. The New Share Issue will be priced at a level which implies a 22.5% recovery for the holders of the Senior Notes.

        The Committee has agreed to back-stop the New Share Issue in full and will therefore take up any subscription rights not exercised by any other party entitled to do so.

The Committee Bridge

        Simultaneous with the closing of the restructuring steps described above, the amount owed under the Committee Bridge will be repaid to the extent possible with available liquidity resources and subject to maintaining certain liquidity levels within the Company. Thereafter any amount owed, but not repaid, will be exchanged for ordinary shares in the new holding company. The issue of these new shares will be at a rate of 0.4% of the then issued ordinary share capital per CHF1 million of Committee Bridge then outstanding. This share issue will dilute all Restructuring participants from their shareholding immediately following the New Share Issue.

        The Committee has also agreed to provide a further equity injection of up to $50 million if such equity injection is required to complete the Restructuring in certain circumstances. The issue of such new shares would be at a rate of 1.0% of the then issued ordinary share capital per $1 million invested by the Committee. This share issue would dilute all Restructuring participants from their shareholdings following the New Share Issue and the equitisation of the Committee Bridge.

Implementation

        The restructuring steps described above are expected to be implemented through (i) a tender offer by the new holding company to the holders of the Senior Notes; (ii) a private exchange offer between the provider of the Group Bridge and the new holding company; (iii) a private exchange offer between the stakeholders of Vantico Holding S.A. and the new holding company and (iv) a private exchange offer between Vantico Group S.A. and the new holding company. Each of these tender or exchange offers will be conditional upon the closing of the Refinancing and subject to minimum acceptance conditions of 99%. In the event that the minimum acceptance conditions are not satisfied, the Company expects to utilise a court procedure to effect the proposed transactions. In such circumstances, the Company believes that the offers that would then be made to existing stakeholders would be significantly less attractive than the proposals outlined above.

        The Company intends to launch the proposed restructuring steps described above in early May 2003 and anticipates completing the restructuring during the second quarter of 2003.

About Vantico

        Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

        Vantico is incorporated in Luxembourg and operates globally in two Divisions: Polymer Specialties, and Adhesives, Tooling and Optronics.

Contacts

Vantico Helmut Strametz Chief Executive Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7962 Email: helmut.strametz@vantico.com	Justin Court Chief Financial Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7950 Email: justin.court@vantico.com
Financial Adviser to Vantico Close Brothers Corporate Finance Richard Grainger Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: richard.grainger@cbcf.com	Jason Clarke Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: jason.clarke@cbcf.com
Financial Adviser to the Committee
Lazard Richard Stables Tel: +44 (0) 20 7588 2721 Fax: +44 (0) 20 7638 2363 Email: richard.stables@lazard.com	Alasdair Nisbet Tel: +44 (0) 20 7588 2721 Fax: +44 (0) 20 7920 0274 Email: alasdair.nisbet@lazard.com

Luxembourg Paying Agent
KREDIETBANK S.A. LUXEMBOURGEOISE
43, BOULEVARD ROYAL
L-2449 LUXEMBOURG
Tel: 47971

        Close Brothers Corporate Finance is acting for Vantico Holding S.A. and its principal subsidiaries in connection with the Restructuring and no-one else and will not be responsible to anyone other than Vantico Holding S.A. and its subsidiaries for providing the protections offered to clients of Close Brothers Corporate Finance nor for providing advice in relation to the Restructuring.

        Lazard & Co., Limited ("Lazard") is acting for the Committee in connection with the Restructuring and no-one else and will not be responsible to anyone other than the Committee for providing the protections offered to clients of Lazard nor for providing advice in relation to the Restructuring.

        This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder that will contain detailed information about the company and management, as well as financial statements.

        This document contains certain forward-looking statements (as defined in the US Private Securities Litigation Reform Act of 1995, as amended) regarding future business and financial prospects, business strategies, plans and objectives of management and other matters. These forward-looking statements are generally identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plan", "intend" and similar expressions. Forward-looking statements are based on the Company's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed and thus you should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. The proposed restructuring is subject to further documentation and implementation.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
APRIL 23, 2003	/s/ JUSTIN COURT Justin Court Chief Financial Officer

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BINDING RESTRUCTURING AGREEMENT REACHED WITH KEY STAKEHOLDERS
BRIDGE FACILITY EXECUTED
Signature